Filed by Telewest Global, Inc. pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Telewest Global, Inc.

Subject Company Exchange Act File No.:

Registration Statement No.: 333-110815

20 January 2004

Filing with the US Securities and Exchange Commission

Telewest Communications plc (the “Company”) announces that it has today caused Telewest Global, Inc., its Delaware incorporated subsidiary that will become the holding company of the restructured Telewest group, to file an amended registration statement with the US Securities and Exchange Commission (the “SEC”) in relation to its financial restructuring. The registration statement has been amended to incorporate responses to comments received from the SEC as part of the SEC’s normal review process which is not expected to delay completion of the financial restructuring.

The amended registration statement contains a re-classification of certain long term debt into short term debt in the Company’s US GAAP 2002 financial statements and US GAAP financial statements as at 30 September 2003. A similar re-classification will be made to the Company’s UK GAAP balance sheet as at 31 December 2002 when the Company issues its financial statements for the year ended 31 December 2003.

Enquiries

Telewest	020 7299 5000
Jane Hardman, director of corporate communications	020 7299 5888
Vani Gupta, investor relations manager	020 7299 5353

Citigate Dewe Rogerson	020 7638 9571
Anthony Carlisle	07973 611888

Notes to Editors

A copy of the amended registration statement is available from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

The amended registration statement relating to the Telewest Global Inc. common stock, as filed with the SEC, has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the amended registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Shareholders, noteholders and other investors are advised to read the shareholders’ circular and prospectus which forms part of the amended registration statement because it contains important information. Telewest Communications plc currently files, and Telewest Global, Inc. anticipates that it will file, annual and other periodic reports, statements and other information with the SEC. You may read and copy any such reports, statement or other information at the SEC’s public reference rooms in Washington, DC, New York, New York and Chicago Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings are also available from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Shareholders, noteholders and other investors may obtain a free copy of the shareholders’ circular and prospectus and other documents filed by Telewest Global, Inc. by directing such request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, England. Attention: Company Secretary. Telephone: +44 20 7299 5000.